Exhibit 99.2

Unless otherwise indicated or the context otherwise requires, all references below to “we,” “us,” “our,” “our company,” “the Company” and “Auna” and similar terms may refer, as the context requires, to Auna S.A. and its consolidated subsidiaries.

Recent Developments

Preliminary Results for the Nine-Months Ended September 30, 2025

We are in the process of closing our financial statements for the third quarter of 2025.  The following estimated results are based on preliminary information as of the date hereof and are subject to change following completion of the quarter-end review process, and other developments arising between now and the time such financial results are finalized. These estimates should not be relied upon as fact or as an accurate representation of future results. There can be no assurance that these preliminary estimates will be realized, and these estimates are subject to risks and uncertainties, many of which are not within our control. See “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements” and “Operating and Financial Review and Prospects” in our annual report on Form 20-F for the fiscal year ended December 31, 2024 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in exhibit 99.1 to this report on Form 6-K for additional information regarding these risks and uncertainties, including other factors that could cause our preliminary estimates to differ from the actual financial results that we will report for the nine-months ended September 30, 2025.

We expect that growth in consolidated total revenue from contracts with customers in the third quarter of 2025 will remain generally in line with the trends (on an FX Neutral basis) we saw in the first half of 2025, compared to the first half of 2024.  However, we expect to see a modest decrease in our consolidated Adjusted EBITDA (on an FX Neutral basis) for the third quarter of 2025, as compared to the same period in the prior year, as a result of a variety of factors, including the mix of geographical contribution and different healthcare services provided therein.

Concurrent Term Loan and IFC Loan

We and certain of our subsidiaries have entered into a new term loan maturing in 2030 (the “New Term Loan”) under which we expect to borrow up to US$375 million on or around November 6, 2025. The New Term Loan is being entered into with Citigroup Global Markets Inc., HSBC México S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México and International Finance Corporation (“IFC”). The IFC is a lender under the New Term Loan for an amount of up to MXN1,379,610,000 (approximately US$75 million of the aggregate US$375 million). The net proceeds of the New Term Loan are expected to be used, together with the proceeds from a concurrent notes offering, to repay all of our obligations under our existing term loan maturing in 2028 (the “Existing Term Loan”). The commitment by the IFC is subject to both the terms of the New Term Loan and a parallel agreement that sets forth specific policy and other requirements applicable to IFC.

Sponsor Financing

On June 26, 2025, Enfoca, our controlling shareholder, Luis Felipe Pinillos, a member of our board of directors and shareholder, and certain other holders of class B shares refinanced the indebtedness incurred to fund the purchase of Grupo OCA (the “Sponsor Financing”). As of June 30, 2025, US$177.2 million aggregate principal amount of indebtedness remained outstanding under the Sponsor Financing. The indebtedness under the Sponsor Financing has a final maturity of June 25, 2027. We are not a party to nor do we guarantee, nor are we otherwise liable with respect to the debt under, the Sponsor Financing.

IMAT Oncomédica Arrangement

In August 2025, we entered into an arrangement (the “IMAT Oncomédica Arrangement”) with the minority shareholders of IMAT Oncomédica S.A.S. (“IMAT Oncomédica”). Under the  IMAT Oncomédica Arrangement, we agreed to acquire, in 2031, the remaining 18% interest in IMAT Oncomédica from the minority shareholders pursuant to a valuation mechanism based on a future calculation of  IMAT Oncomédica’s EBITDA and a multiple to be determined by an independent appraiser as of 2031. The purchase price will be payable, at the sellers’ option, in cash or in our Class A shares valued at market prices, with potential adjustments through 2033 based on subsequent financial results.

Risk Factors

For a description of risks associated with the Company, see “Item 3. Key Information—D. Risk Factors” set forth in our most recent annual report on Form 20-F. Set out below are updates to certain risk factors related to our internal control over financial reporting and the economic, social and political environment in Peru, which could have a material adverse effect on our business, financial condition, results of operations or prospects. The risks appearing below update and supplement certain risks highlighted in our most recent annual report on Form 20-F. These risks should be read in conjunction with the risks appearing in our most recent annual report on Form 20-F and all of the other information appearing in this report and should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties that the Company faces. In addition, there may be additional risks that the Company currently considers not to be material or of which it is not currently aware, and any of these risks could have the effects set forth below.

We have identified certain deficiencies in our internal control over financial reporting which may rise to the level of material weaknesses and have previously identified, and in the future may identify, other material weaknesses . If we are unable to remediate these material weaknesses or otherwise fail to maintain an effective system of internal controls, we may not be able to prevent or detect a material misstatement of our financial statements, and may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business.

We have identified certain deficiencies which may rise to the level of material weaknesses in our internal control over financial reporting and have previously identified, and may in the future identify, other material weaknesses. A company’s internal control over financial reporting is a process designed by, or under the supervision of, a company’s principal executive and principal financial officers, or persons performing similar functions, and effected by a company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS Accounting Standards. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

We are in the process of transitioning to a new information technology (“IT”) system in order to harmonize the technology across our various businesses and geographies. The deficiencies in our internal controls we have identified primarily relate to our legacy IT systems as a result of our integration of the various acquisitions we have completed in the past few years. Some of these deficiencies will likely not be remediated by the end of the 2025 fiscal year. We have begun to implement a plan to remediate the deficiencies, which we expect to complete during 2026. However, we cannot assure you that these measures will successfully improve or remediate the deficiencies in our internal controls and may ultimately lead to these deficiencies becoming material weaknesses. We do not believe that these deficiencies impact the reasonableness of our financial statements.

In addition, the material weaknesses identified in our internal controls as of December 2020 related to (i) the adequacy of our IT security management, including segregation of duties and access and privileged users, (ii) the comprehensiveness of our accounting policies and procedures manuals and (iii) the formalization of controls in key areas of the accounting process, including relating to the documentation and implementation of IFRS Accounting Standards reporting requirements. We have remediated these weaknesses, including by: (i) implementing a segregation of duties and privileged users’ activities monitoring in our SAP RP systems, including having an information security officer and currently implementing a cybersecurity roadmap based on industry best practices; (ii) updating all of our accounting policies according to current IFRS Accounting Standards reporting requirements with the support of a Big Four accounting firm; and (iii) updating our internal control over financial reporting based on Sarbanes-

Oxley 404 standards. These remediation steps are monitored by the audit and risk committee and senior management. The weaknesses we identified in 2020 were remediated during the 2021 fiscal year.

We cannot assure you that the measures we are undertaking to remediate the deficiencies will successfully remediate these or will prevent future material weaknesses and we may in the future identify other material weaknesses or series of significant deficiencies or material weaknesses in our internal control over financial reporting, which could result in material misstatements in our annual or interim financial statements.

Economic, social and political developments in Peru, including political instability, social unrest, inflation and unemployment, could have a material adverse effect on our businesses and our results of operations may be negatively affected by recent political instability in Peru.

We derived 40% of our revenues from contracts with customers in Peru for the years ended December 31, 2024 and 2023. As such, our results of operations are dependent on the ability of patients in Peru to pay for services at our hospitals and clinics and our oncology plans. Our business, financial condition and results of operations could be affected by changes in economic and other policies of the Peruvian government (which has exercised and continues to exercise substantial influence over many aspects of the private sector) and by other economic and political developments in Peru, including devaluation, currency exchange controls, inflation, economic downturns, corruption scandals, social unrest and terrorism.

Peru has experienced political instability from time to time, spanning a succession of regimes with differing economic policies and programs. Although Peru has been widely considered a stable democracy in recent years, on September 30, 2019, President Martín Vizcarra took executive action to dissolve the Peruvian Congress and called for a new election of congressional members, giving rise to a protracted period of political crisis. On January 14, 2020, the Peruvian Constitutional Court ruled on a constitutional action challenging President Vizcarra’s closing of Congress, declaring the executive action to be constitutionally and legally valid. Congressional elections were held to form a new Congress. In the aftermath of these elections, the Peruvian executive and legislative branches were at odds over several important economic and social measures, including initiatives to address the economic and social impacts of the COVID-19 pandemic in Peru. In October 2020, a group of congressmen introduced a motion to hold impeachment proceedings against President Vizcarra, which Congress approved. Because Peru did not have any designated Vice President at such time, the then-President of Congress, Manuel Merino, assumed the role of acting President in accordance with the Peruvian Constitution upon the impeachment of President Vizcarra. Following multiple protests across the country, Merino resigned from his role as acting President, and Congress selected congressman Francisco Rafael Sagasti Hochhausler as president of Congress, and therefore as acting President of Peru.

Peru’s general elections to elect a new president and all 130 members of Congress for the 2021-2026 period were subsequently held on April 11, 2021 and resulted in increased economic uncertainty and a climate of intense political polarization. Since no presidential candidate achieved an outright majority, a run-off election was held on June 6, 2021, leading to the election of Pedro Castillo Terrones, a member of the left-wing Peru Libre party. The new government took office on July 28, 2021, and faced challenges in aligning initiatives with and obtaining support from Congress, in which no political party has achieved clear majority and which, with at least ten political parties holding minority representations, is highly fragmented.

On December 7, 2022, Mr. Castillo took an illegal executive action to dissolve the Peruvian Congress. On that same day, with the support of all major political institutions, Castillo was removed from office by Congress and arrested (and remains detained) under the alleged charges of rebellion and conspiracy. Less than 24 hours later the then-Vice President, Dina Boluarte, assumed the position of President of Peru in accordance with the Peruvian Constitution, which resulted in multiple protests and social unrest across the country claiming for new elections to be called. In contrast to Mr. Castillo, Ms. Boluarte pursued more business-friendly and open-market economic policies, to stimulate economic growth and stability, a key feature of the Peruvian economy over the past 30 years. On October 10, 2025, Ms. Boluarte was removed from office by Congress on grounds of “permanent moral incapacity” amidst claims of corruption and social unrest and the then President of Congress, Jose Jeri, assumed the position of President of Peru in accordance with the Peruvian Constitution. We cannot guarantee that the Jeri administration will continue to pursue business-friendly and open-market economic policies.

In April 2026, Peru will hold general elections to elect a new President and a new Congress (including the election of representatives to the recently reinstated Senate Chamber) for a term of five years. The newly-elected authorities will be entitled to enact, amend or derogate laws and regulations that apply to us. Most Peruvian governments and members of Congress elected in the last 30 years have generally maintained economic policies based on free market and contractual liberty. All these principles are also set forth in the Peruvian Constitution. Nevertheless, a new administration may pursue policies that are detrimental to the Peruvian economy and/or negatively affect our industry in general, and our results of operations, in particular.

In addition, the economic contraction in Peru in the last few years, particularly in 2023, along with inflation, growing public deficit, and the weakening of economic growth in Peru’s trading partners have adversely impacted Peru’s economy and may continue to do so. Furthermore, economic conditions in the region may affect the Peruvian economy. For example, Venezuela, under the rule of President Nicolás Maduro, has suffered economic collapse and mass emigration since 2015, including to Peru. The influx of migrants to Peru has put a strain on the country and threatens to increase political and economic instability, insecurity levels and social conflict in the region. Despite a trend toward reduced inflation and greater political stability, social and political tensions and high levels of poverty and unemployment in Peru continue. Future government policies to preempt or respond to social unrest could include, among other things, expropriation, nationalization, suspension of the enforcement of creditors’ rights and new taxation policies. There can be no assurance that Peru will not face political, economic or social problems in the future or that these problems will not adversely affect our business, financial condition and results of operations.

A deterioration of political stability and any resulting effects on the Peruvian economy could affect our patients’ ability to afford our healthcare services, our ability to expand and grow consistently with our strategic plans or otherwise negatively affect our business, financial condition and results of operations.

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